UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.           Immediate Report dated March 24, 2015 regarding loan from a syndicate of banks

Item 1

March 24, 2015

Loan from a Syndicate of Banks

Israel Chemicals Ltd. (the "Company") hereby reports that on March 23, 2015, it entered into an agreement with a group of eleven (11) international banks (the "Lenders"), whereby the Lenders will extend to the Company a revolving credit facility in a total amount of USD 1,705 million (the "Credit Facility" or the "Loan Agreement", as the case may be), on the following terms:

1.	The Loan Agreement is for a term of five full years ("bullet") from the date on which the Credit Facility is actually made available.

2.	The Loan Agreement does not include an undertaking for minimum use of the Credit Facility. A non-use fee will be at the rate of 0.21% per year.

3.	Annual interest will apply to the amount of the loan actually used, scaled to the amount of the Credit Facility actually used, as follows:

Up to 33% credit:	Libor + 0.7%
From 33% to 66% credit:	Libor + 0.8% (on the entire sum used)
66% credit or more:	Libor + 0.95% (on the entire sum used)

4.	The Company has an option to choose between a dollar loan and a euro loan.

5.
Under the Loan Agreement, the Company assumed restrictions that include financial covenants, a cross-default mechanism and a negative pledge. The information below regards to the financial covenants set for the Company in the Loan Agreement, and compliance with them:

Financial covenants1	Financial ratio required per the agreement	Financial ratio on December 31, 2014
The Company's equity shall not be less than -	2,000 million	USD 2,974 million
EBITDA to net interest expense ratio	More than or equal to 3.5	18.2
Net financial debt to EBITDA ratio	Less than 3.5	1.76
Ratio of financial liabilities of subsidiaries to total assets of the Company	Less than 10%	0.80%

7.
This Loan Agreement replaces credit facilities taken on March 2011 and December 2011 in the amount of USD 1,325 million for a period of five years (bullet loan) which will now be repaid early and credit facilities taken on the first quarter of 2014 in the amount of approximately USD 125 million.

8.	The engagement in the Loan Agreement with the Lenders will be through a wholly-owned subsidiary of the Company and with the Company's guarantee.

1  Review of compliance with the above financial covenants is as required in the Loan Agreement, according to the data from the consolidated financial statements of the Company at December 31, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.
By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.
By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: March 24, 2015